SHAWN F. HACKMAN, ESQ.
                           SHAWN F. HACKMAN, a P.C.
                     3360 West Sahara Avenue, Suite 200
                           Las Vegas, Nevada  89102
                               (702) 732-2253



December 10, 1999

Securities and Exchange Commission
450 Fifth Street NW
Washington D.C. 20549

Board of Directors
Bingogold.com, Inc.

Pacific Stock Transfer Agency
Las Vegas, NV  89120

     RE:  Bingogold.com, Inc. S-4 Share Registration

Ladies and Gentlemen:

     We have acted as counsel to Bingogold.com, Inc., a Nevada Corporation in connection with its Registration
Statement on Form S-4 relating to the registration of 7,666,667 shares of its common stock (the "Shares"), $.001 par value per share. the shares are issuable in relation to the acquisition of GameWeaver.com, Inc. by Bingogold.com, Inc.

     In our representation we have examined such documents, corporate records, and other instruments as we have deemed necessary or appropriate for purposes of this opinion, including, but not limited to, the Articles of Incorporation, Bylaws of the Company and Notice of filing effectiveness dated December 9, 1999.

Based upon the foregoing, it is our opinion that the Company is duly organized and validly existing as a corporation under the laws of the State of Colorado, that the S-4 was transmitted and receipt of effective filing received on October 1, 1999 and that the Shares, when issued and sold in accordance with the terms of the Exchange, will be validly issued, fully paid, non-assessable and may be issued without restrictive legend pursuant to the registration.

Sincerely,


by: /s/ Shawn F. Hackman, Esq.
    Shawn F. Hackman